Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 26, 2017, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
KATE SPADE & COMPANY
at
$18.50 NET PER SHARE
Pursuant to the Offer to Purchase Dated May 26, 2017
by
CHELSEA MERGER SUB INC.
a wholly-owned subsidiary
of
COACH, INC.

Chelsea Merger Sub Inc., a Delaware corporation (“Offeror”) and direct, wholly-owned subsidiary of Coach, Inc., a Maryland corporation (“Coach”) is offering to purchase all outstanding shares of common stock, par value $1.00 per share (the “Shares”) of Kate Spade & Company, a Delaware corporation (“Kate Spade”), at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such broker, bank or other nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 23, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (1) there being a number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the Delaware General Corporation Law (“DGCL”)), together with the Shares then owned by Coach and its wholly-owned subsidiaries, represents at least one Share more than 50% of all Shares then outstanding (the “Minimum Condition”) and (2) expiration or termination of any applicable waiting period (any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder and the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) (the “Japanese Anti-Monopoly Act”), shall have expired or otherwise been terminated or obtained, as applicable. The Offer is also subject to the other conditions described in the Offer to Purchase. There is no financing condition to the Offer.

Offeror is making the Offer pursuant to the Agreement and Plan of Merger, dated as of May 7, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Coach, Offeror and Kate Spade. The Merger Agreement provides, among other things, that following the consummation of the Offer, Offeror will merge with and into Kate Spade (the “Merger”), with the separate corporate existence of Offeror ceasing and Kate Spade continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Coach (the “Surviving Corporation”). Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”) (excluding Shares owned by (i) Kate Spade (including treasury shares), Coach or any of their respective wholly-owned subsidiaries, which will be canceled automatically and will cease to exist, and no cash or other consideration will be delivered with respect thereto or (ii) stockholders of Kate Spade who properly demanded the appraisal of their respective Shares and exercised their appraisal rights in compliance with Section 262 of the DGCL) will be converted into a right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), payable without interest and less any applicable withholding taxes.

The board of directors of Kate Spade, among other things, has unanimously (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of Kate Spade and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that Kate Spade enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that Kate Spade’s stockholders accept the Offer and tender their Shares in the Offer. As further described in its Solicitation/Recommendation Statement on Schedule 14D-9, Kate Spade has informed us that, to its knowledge after making reasonable inquiry, all of Kate Spade’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer.

The Offer will expire at 11:59 p.m., New York City time, on June 23, 2017, unless the Offer is extended or earlier terminated (such time and date, as it may be extended, the “Expiration Time”). If, on any then-scheduled Expiration Time, any of the conditions of the Offer have not been satisfied or waived (to the extent permitted by applicable law), Offeror will extend the Offer on one or more occasions in consecutive increments of not more than ten business days each (or such other period as Coach, Offeror and Kate Spade may agree) in order to permit the satisfaction of the conditions of the Offer; provided that if all the conditions of the Offer have been satisfied other than the Minimum Condition, Offeror shall not be required to extend the Offer by more than twenty additional business days in the aggregate, until the earlier of (1) the date on which all of the conditions of the Offer are satisfied or waived (to the extent permitted by applicable law), (2) the date on which the Merger Agreement is terminated in accordance with its terms and (3) February 7, 2018. Notwithstanding the foregoing, Offeror will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission, or its staff. During any extension of the Offer, all Shares previously validly tendered and not properly withdrawn will remain subject to the Offer and subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

If Offeror extends the Offer, Offeror will make a public announcement of such extension or provision by no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time.

Offeror expressly reserves the right to waive (to the extent permitted by applicable law) any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Kate Spade, Offeror cannot: (1) reduce the number of Shares subject to the Offer, (2) reduce the amount of the Offer Price, (3) amend, modify or waive the Minimum Condition, (4) impose additional conditions to the Offer in addition to the Offer Conditions, or amend or modify any Offer Condition in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or materially impair the ability of Coach or the Offeror to consummate the Offer, (5) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise modify the Expiration Time, (6) change the form of consideration payable in the Offer, (7) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act or (8) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects the holders of Shares.

In order to take advantage of the Offer, you should either (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, you must contact such broker, dealer, bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Offeror will be deemed to have accepted for payment Shares tendered when and if Offeror gives oral or written notice of Offeror’s acceptance to the Depositary. Offeror will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Offeror pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Time and, unless previously accepted for payment as provided herein, may also be withdrawn at any time after July 25, 2017, which is the 60th day after the commencement of the Offer. For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates of Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, properly withdrawn Shares may be re-tendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. All stockholders should consult with their own tax advisors as to the particular tax consequences of exchanging their Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Kate Spade has provided to Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to Broadridge Corporate Issuer Solutions, Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and will be furnished promptly at Offeror’s expense. Neither Coach nor Offeror will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

51 Mercedes Way
Edgewood, NY 11717
Please Call: 888-808-3038

May 26, 2017